Exhibit 99.2

Management's Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2025,

THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024

AND THE YEAR ENDED JUNE 30, 2024

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

introduction

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as of March 27, 2026, and relates to the financial condition and results of operations for the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024. Past performance may not be indicative of future performance. This MD&A should be reviewed in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). On November 18, 2024, during the six month fiscal period ended December 31, 2024, we changed our fiscal year end from June 30 to December 31. Our transition period is the six month fiscal period ended December 31, 2024.

All dollar figures are expressed in United States Dollars ("USD") unless otherwise noted.

References in this MD&A to "Standard Lithium", "we", "our" and "us" mean Standard Lithium Ltd.

Additional information, including our annual information form for the year ended December 31, 2025 (the "AIF"), is available under our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking information"). The forward-looking information relates to future events or our future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "would" "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or our expectations relating to such matters: our planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction at our direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant"); commercial opportunities for lithium products; timing and delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; ability to secure further leasehold positions and perform further exploration drilling; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; our budget estimates and expected expenditures on our properties; anticipated timelines for a Final Investment Decision and production at the South West Arkansas project; regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of any joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; intended use of the proceeds of the underwritten public offering (the "Public Offering") of 29,885,057 common shares; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of our business and operations; changes in exploration costs and government regulation in Canada and the United States ("U.S."); competition for, among other things, capital, customers, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; our funding requirements and ability to raise capital; geopolitical instability; war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, we have made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop our properties; our ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, increases in geo-political tension and tension with respect to lithium, pricing and demand for lithium, including that such demand is supported by growth in the energy security and storage market and the electric vehicle market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where we operate; impact of unknown financial contingencies; continued existence and success of joint ventures; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and the impacts of war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine) on us and our business. Although we believe that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the energy security and storage market and the electric vehicle market; governmental regulation of the mining industry, including environmental regulation and permitting; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services; inability to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; inability to secure customer offtake agreements on economically favorable terms; reliance on third parties; potential or ongoing joint ventures; availability of capital on acceptable terms; the need to obtain required regulatory approvals; uncertainties associated with estimating mineral resources and mineral reserves, including the assumptions underlying such estimates and whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; environmental liabilities and other risks inherent in mineral extraction operations; health and safety risks; unknown financial contingencies, including litigation costs; unanticipated results of exploration activities; unpredictable weather conditions; delays in preparing technical studies, including a pre-feasibility study for the Franklin Project in the northeast region of Texas (the "Franklin Project"); inability to generate profitable operations; restrictive covenants in debt instruments; lack of additional financing on acceptable terms; intellectual property risks; stock market volatility; commodity price volatility; inflation; risks related to war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine) and geopolitical instability; changes in tax laws and incentive programs relating to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as the risks discussed in the section entitled "Risk Factors" in our annual information form for the year ended December 31, 2025 (the "AIF").

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. We do not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources," "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the "CIM Standards"). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") in Regulation S-K Subpart 1300 (the "SEC Modernization Rules") under the U.S. Securities Act of 1933, as amended.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, our disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had we prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium's business

We are a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. We prioritize brine projects characterized by high-grade resources, robust existing local infrastructure, available skilled labor, and streamlined permitting. We aim to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated DLE and purification processes. Recognized as a critical mineral by the U.S. Geological Survey and the U.S. Department of Energy ("DOE") and Department of War, lithium holds strategic importance for energy security, the rapidly expanding energy storage sector, including standby power solutions, and electric vehicles.

Our primary focus is on projects within the Smackover Formation in southern Arkansas and in East Texas: the resource development project in southwest Arkansas (the "South West Arkansas Project") and the development of prospective lithium brine areas within the Smackover Formation in East Texas, which includes the Franklin Project (the "East Texas Properties"). The South West Arkansas Project is strategically located in the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine.

The South West Arkansas Project is held through SWA Lithium Financing, LLC ("SWA Lithium"), and the East Texas Properties are held through Texas Lithium Financing, LLC ("Texas Lithium"). Each entity forms part of Smackover Lithium ("Smackover Lithium"), our joint venture with Equinor TDI Holdings LLC and certain of its subsidiaries ("Equinor"), in which Standard Lithium holds a 55% ownership interest and Equinor holds a 45% ownership interest.

CORPORATE SUMMARY

We were incorporated under the laws of the Province of British Columbia on August 14, 1998, and were continued under the Canadian Business Corporations Act on December 1, 2016. Our principal operations are comprised of exploration for and development of lithium brine properties in the U.S. We also have significant investments in joint venture arrangements for the exploration, evaluation and development of lithium brine production facilities. Our corporate office address and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. Our common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American, LLC under the symbol "SLI".

CHANGE IN FISCAL YEAR-END

On November 18, 2024, we changed our fiscal year-end from June 30 to December 31. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we manage our business. This MD&A includes our financial results for the period from July 1, 2024 through December 31, 2024, which it refers to as the "six month fiscal period ended December 31, 2024." Following the transition period, we have filed an annual report for each twelve-month period ended December 31 of each year beginning with December 31, 2025.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

CHANGE IN PRESENTATION CURRENCY

Effective July 1, 2024, we changed our presentation currency from Canadian Dollars ("CAD") to USD due to our most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium exploration, production, and mining industries in North America. This change in presentation currency has been applied retrospectively. As of and for the year ended June 30, 2024 and all prior periods, our reporting currency was CAD as described in our Consolidated Statements of Financial Position as of June 30, 2024. The currency remeasurement of our results applied the International Accounting Standards ("IAS") transitional rules. The amounts reported in the Consolidated Statements of Financial Position as of June 30, 2024 in USD are based on the closing exchange rate on June 30, 2024 and the amounts reported in the Consolidated Statements of Comprehensive Income (Loss) for the year ended June 30, 2024 in USD are based on the average rate for the same period. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to translate the historical amounts.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

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On December 9, 2025, Smackover Lithium announced that it had received expressions of interest from three Export Credit Agencies ("ECAs"), including the Export-Import Bank of the United States and Export Finance Norway, for over $1 billion in potential senior secured project debt to support development of Phase 1 of the South West Arkansas Project. The joint venture is pursuing a project financing package of up to $1.1 billion, expected to include ECA-supported debt and commercial bank financing. These expressions of interest are non-binding and subject to customary due diligence, credit approvals and negotiation of definitive documentation.
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On November 5, 2025, we filed a technical report for the maiden inferred mineral resource estimate at the Franklin Project, which is the initial project within the East Texas Properties, titled "NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.'s Franklin Project, Hopkins, Franklin and Titus Counties, Texas, United States" dated effective September 24, 2025 (the "Franklin Technical Report") available on our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
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On October 30, 2025, the Arkansas Oil and Gas Commission ("AOGC") approved Smackover Lithium's integration application for the Reynolds Unit, a key de-risking step providing certainty on the resource underpinning the South West Arkansas Project.
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On October 20, 2025, we closed a Public Offering of 29,885,057 common shares at a price of $4.35 per share for gross proceeds of approximately $130.0 million. Proceeds of the Public Offering are intended to be used to fund capital expenditures at the South West Arkansas Project and East Texas Properties, including the Franklin Project, working capital, and general corporate purposes.
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On October 14, 2025, we filed the Definitive Feasibility Study ("DFS") for our South West Arkansas Project titled "South West Arkansas Project 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States" available on our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
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On September 24, 2025, we announced a maiden inferred mineral resource estimate for the Franklin Project, within the East Texas Properties. The resource comprises approximately 2.2 million metric tons of lithium carbonate equivalent ("LCE") at an average concentration of 668 mg/L lithium, 15.4 million metric tons of potash and 2.6 million metric tons of bromide.
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On September 16, 2025, Aquatech International LLC ("Aquatech") announced the acquisition of the Koch Technology Solutions' ("KTS") direct lithium extraction business, including the Li-Pro™ technology used in our demonstration activities and planned for use in the South West Arkansas Project. As a result of the transaction, Aquatech has assumed KTS' role under existing arrangements with us with no material changes to underlying terms.
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On September 3, 2025, Smackover Lithium announced the highlights of a DFS for its South West Arkansas Project. The study confirms an estimated operating life of more than 20 years, supported by a measured and indicated resource of 1.18 million metric tons LCE and proven and probable reserves of 709,000 metric tons LCE. The South West Arkansas Project is designed to produce approximately 22,500 metric tons per year of battery-quality lithium carbonate.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

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On August 8, 2025, we filed a prospectus supplement to the Base Shelf, establishing an "at-the-market" equity offering program (the "Current ATM Program") to issue and sell up to $50 million in common shares, from time to time.
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On July 30, 2025, we filed a final short form base shelf prospectus (the "Base Shelf") with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the SEC allowing for the future issuance, from time to time, of up to $1 billion of our securities.
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On July 15, 2025, we announced that sampling from the Lester Well, located in the South West Arkansas Project area, yielded the highest lithium concentration recorded to date within the South West Arkansas Project — 616 mg/L of lithium in brine. The average lithium concentration from the three brine samples was 582 mg/L.
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On June 3, 2025, we announced a collaboration with Telescope Innovations Corp. ("Telescope") to advance the development of low-temperature lithium sulfide synthesis for potential application in next-generation solid-state battery technologies.
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On May 29, 2025, the AOGC approved Smackover Lithium's brine royalty application, originally submitted on May 6, 2025, for the Reynolds Unit, marking a key step in establishing the regulatory and financial framework for South West Arkansas Project Phase 1 development.
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On April 24, 2025, the AOGC unanimously approved the formation of the Reynolds Unit, a key milestone enabling Phase 1 brine production activities within the South West Arkansas Project area.
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On April 21, 2025, the South West Arkansas Project, held through Smackover Lithium, was designated as a Priority Critical Mineral Project under Executive Order 14241 – Immediate Measures to Increase American Mineral Production. This designation facilitates streamlined permitting through inclusion on the U.S. Federal Permitting Dashboard and reinforces the project's strategic significance to U.S. domestic lithium supply chains.
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On March 28, 2025, SWA Lithium received its first DOE reimbursement of $2.7 million.
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On January 16, 2025, we announced that SWA Lithium finalized the $225 million grant from the DOE to support construction of Phase 1 of the South West Arkansas Project. The grant will be received over the pre-construction period through commissioning and start-up of the new facility as reimbursement for capital expenditures. The grant, while not conditional, may be subject to changes in legislation, executive orders or other decision-making powers of the current U.S. administration.

EVENTS SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2025

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On March 16, 2026, we announced the engagements of The Walsh Group, LLC, led by its Principal General Robert S. Walsh, USMC (Ret.) and Global Mineral Strategies, led by its Managing Director, Mr. Gary Stanley, as strategic advisors.
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On March 9, 2026, we announced that Smackover Lithium entered into a binding offtake agreement with Trafigura Trading LLC ("Trafigura") for the purchase by Trafigura of battery-grade lithium carbonate to be produced from the South West Arkansas Project. Pursuant to the agreement, Trafigura is expected to purchase up to 8,000 tons per year of lithium carbonate over a 10-year term commencing upon commercial production.

Project Overview

We currently have the following material projects:

South West Arkansas Project

The South West Arkansas Project is being developed in partnership with Equinor, a multi-national energy company, encompasses approximately 30,000 net mineral acres of brine leases and is a key project in our portfolio due to its scale and the quality of its lithium-brine resource. SWA Lithium completed a DFS in October of 2025 for the South West Arkansas Project after finalizing a Front-End Engineering Study ("FEED"). Construction is expected to commence in 2026, shortly after a Final Investment Decision ("FID"), and take approximately two to three years to construct and commission. Please refer to the technical report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study,

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Arkansas, United States" dated effective September 3, 2025, as filed on October 14, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the DFS of the South West Arkansas Project.

Franklin Project within the East Texas Properties

The Franklin Project, located within our broader East Texas Properties, is currently the only material project within our East Texas portfolio with a defined mineral resource estimate. On September 24, 2025, Smackover Lithium, announced a maiden inferred mineral resource estimate for the Franklin Project in East Texas. The Franklin Project comprises approximately 2.2 million metric tons of LCE at an average lithium concentration of 668 mg/L, together with significant bromide and potash by-products. The Franklin Project represents the first step in advancing the Smackover Lithium's East Texas development strategy, which targets scalable lithium chemical production through phased expansion.

The Franklin Project forms part of a larger land position referred to as the East Texas Properties, where we, in partnership with Equinor, are acquiring mineral rights and conducting exploration for prospective lithium brine resources. The East Texas Properties are held through Texas Lithium as part of Smackover Lithium. Exploration drilling and testing results published in October 2023 from certain areas within the East Texas Properties demonstrated average lithium concentrations of 644 mg/L, with a highest concentration of 806 mg/L, highlighting the potential for globally significant lithium resource concentrations in the areas being explored.

While the Franklin Project represents the current focus of technical disclosure and resource definition within the East Texas Properties, we plan to continue securing additional mineral leasehold positions and conducting further exploration, development and de-risking programs across the broader East Texas land position.

Please refer to the technical report titled "NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project, Hopkins, Franklin and Titus Counties, Texas, United States" dated effective September 24, 2025, as filed on November 5, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Franklin Technical Report.

Other Projects

Lanxess Property Project

The Company historically pursued a project in southern Arkansas at the LANXESS Corporation ("LANXESS") South facility near El Dorado, Arkansas (the "Lanxess Property Project"). The Lanxess Property Project was centered on the development of the first phase of the project (the "Lanxess 1A Project"). Development was governed by an amended and restated memorandum of understanding dated February 23, 2022 with LANXESS which was terminated by mutual agreement in 2025.

As a result of these discussions and negotiations, on January 12, 2026, we entered into a site services agreement, effective on January 1, 2026, that will allow us to maintain the operations of our Demonstration Plant, but we did not enter into a new amended and restated memorandum of understanding or other agreement that would serve to advance the Lanxess 1A Project. We have refocused our capital allocation and management plans towards the development of our South West Arkansas Project, as well as our Franklin Project and other potential projects within the East Texas Properties. As such, we are no longer pursuing the development of the Lanxess Property Project, including the Lanxess 1A Project, at this time. Therefore, we determined that as of December 31, 2025, the Lanxess Property Project ceased to be considered a material property and identified indicators of impairment. We estimated the recoverable amount for the Lanxess Property Project to be nil and have recognized a $26.5 million impairment expense as a result.

Demonstration Plant

We continue to successfully operate an industrial-scale DLE Demonstration Plant near the Lanxess 1A Project site. The Demonstration Plant has been in operation for approximately six years and serves as both a testing and optimization facility, as well as a training facility for future potential operators at our South West Arkansas and East Texas Properties. Activities

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

at the Demonstration Plant are governed by a site services agreement, which was renewed on January 12, 2026, effective January 1, 2026.

California Properties

We have further interests in certain mineral leases and option agreements in the Mojave Desert in San Bernardino County, California (the "California Properties").

During the six-month fiscal period ended December 31, 2024, we reassessed our development plans and determined to refocus our capital allocation and management plans towards the development of our South West Arkansas Project, as well as our Franklin Project and other potential projects within the East Texas Properties. As a result, no further expenditures were budgeted for the California Properties. The related assets were assessed for impairment, and the recoverable amount was determined to be nil. Accordingly, we recognized impairment charges of $19.7 million in respect of the California Properties. No additional impairment charges were recognized in the year ended December 31, 2025, and the California Properties are not currently being advanced.

ENVIRONMENTAL

We are firmly committed to the responsible production of sustainable lithium chemicals, essential for critical minerals security, energy storage system development, and electric vehicle manufacturing. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced surface footprint and environmental impacts when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS ("Aqualung") marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement with Telescope, signaling our intent to further investigate the possible applications of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

We remain committed to supporting communities as a central element of our operations. In support of the communities surrounding the South West Arkansas Project, our initiatives include participating in STEM events with local school districts, supporting local non-profits and charities, and collaborating with LiTHIUM LEARNS and LiTHIUM WORKS on workforce development, technical training and education initiatives related to the lithium industry in the South Arkansas region. Additionally, we have taken part in music festivals, holiday events, and Independence Day celebrations. These initiatives reflect our ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which we operate.

To further support local workforce development, we have established partnerships with educational institutions such as South Arkansas College, Southern Arkansas University, and the University of Arkansas Hope-Texarkana. These collaborations aim to enhance training programs that prepare community members for specialized roles within our projects. Currently, we employ 33 staff members in South Arkansas, including engineers, operators, technicians, and administrative staff, predominantly from nearby communities. This strategy emphasizes our commitment to local employment and economic development.

In support of the communities surrounding our operations in East Texas, initiatives include contributions to local non-profits and charities. Efforts are focused on engaging local stakeholders and ensuring that the benefits of our projects are shared with the surrounding communities. We have remained actively engaged with county judges and city officials in the surrounding areas to provide updates on project activities and to foster open communication. During the year ended December 31, 2025, we joined the Franklin County and Sulphur Springs Chambers of Commerce and presented at the August Mt. Vernon Rotary Club meeting to provide an update on our activities.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steve Ross, P. Geol., VP Resource Development, who is a "qualified person" as defined in NI 43-101.

SHARE ISSUANCES

Year ended December 31, 2025

Public Offering

On October 20, 2025, we closed the Public Offering of 29,885,057 common shares at a price $4.35 per share for gross proceeds of approximately $130.0 million, and net proceeds of approximately $122.2 million, post commission.

ATM Share Issuances

During the year ended December 31, 2025, we issued a total of 3,508,910 common shares under the Current ATM Program which superseded our previous ATM (the "Previous ATM Program") at an average price of $3.88 for gross and net proceeds of $13.6 million and $13.3 million, respectively. This includes 45,500 common shares for which trades were executed on or before December 31, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.2 million and $0.2 million, respectively. The related receivable is presented within Other current assets and receivables on our Consolidated Statements of Financial Position.

During the year ended December 31, 2025, we issued a total of 14,637,960 common shares, under the Previous ATM Program at an average price of $1.88, per share. Gross and net proceeds provided were $27.6 million and $26.9 million, respectively.

Subsequent to December 31, 2025, we issued 2,222,342 common shares at an average price of $4.87 per share, respectively, under the Current ATM Program, providing gross and net proceeds of $10.8 million and $10.6 million, respectively.

Other Share Issuances

During the year ended December 31, 2025, we issued a total of 1,250,000 common shares for the exercise of Options and received proceeds of $2.9 million.

During the year ended December 31, 2025, 933,740 common shares were issued upon the conversion of deferred share units ("DSUs").

During the year ended December 31, 2025, 717,221 common shares were issued upon the vesting of restricted share units ("RSUs").

Subsequent to the year ended December 31, 2025, we issued a total of 685,000 common shares for the exercise of Options and received proceeds of $1.8 million.

Six month fiscal period ended December 31, 2024

ATM Share Issuances

During the six month fiscal period ended December 31, 2024, we issued a total of 3,551,390 common shares at an average price of $1.86 per share, under the Previous ATM Program, providing gross and net proceeds of $6.6 million and $6.4 million, respectively.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Other Share Issuances

During the six month fiscal period ended December 31, 2024, we issued a total of 450,000 common shares for the exercise of Options and received proceeds of $0.5 million.

During the six month fiscal period ended December 31, 2024,189,370 common shares were issued upon the conversion of DSUs.

On July 23, 2024, we signed an agreement with an arms-length third-party advisor to settle a fee of $0.8 million in consideration for the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The consultant was subsequently appointed as a member of executive management. Services provided were advisory in nature and did not assume management responsibilities.

Year ended June 30, 2024

ATM Share Issuances

During the year ended June 30, 2024, we issued a total of 10,613,059 common shares at an average price of $1.49 per share, under the Previous ATM program, providing gross and net proceeds of $15.8 million and $15.4 million, respectively.

Other Share Issuances

During the year ended June 30, 2024, we issued a total of 550,000 common shares for the exercise of Options and received proceeds of $0.6 million.

EQUITY GRANTS

During the year ended December 31, 2025, we granted 2,806,452 options, 1,463,192 restricted share units, and 501,856 deferred share units to employees, directors and management of Standard Lithium.

During the six month fiscal period ended December 31, 2024, we granted 3,927,246 options, 1,780,614 restricted share units and 623,975 deferred share units to employees, directors and management of Standard Lithium. Included in the options granted above are 2,000,000 options granted to a corporation controlled by one of our officers. These Options were designated as a replacement for 1,000,000 options previously granted to the officer on September 25, 2023.

During the year ended June 30, 2024, we granted 1,850,000 options to an advisor, a consultant and an employee of Standard Lithium.

selected annual financial information

The following table contains a summary of our financial results for each of the three most recently completed financial fiscal periods, as reported under IFRS Accounting Standards in U.S. dollars (in thousands), except per share amounts:

	Year ended December 31, 2025	Six month fiscal period ended Dember 31, 2024	Year ended June 30, 2024
Total assets	$386,516	$259,496	$287,291
Working capital(1)	$147,601	$27,533	$28,919
Total non-current liabilities	$22,472	$25,667	$26,312
Net (loss) income	$(48,398)	$(29,511)	$105,801
(Loss) earnings per share
Basic	$(0.23)	$(0.16)	$0.60
Diluted	$(0.23)	$(0.16)	$0.59

(1)
Working capital is defined as current assets less current liabilities.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Comparison of Three Months Ended December 31, 2025 and December 31, 2024

The following table sets forth our results of operations for the three months ended December 31, 2025 and December 31, 2024 (in thousands).

	Three months ended December 31,
	2025	2024
Expenses
General and administrative	$2,942	$2,661
Demonstration Plant operations	1,369	799
Management and directors’ fees	726	391
Share-based compensation	1,501	1,197
Separation benefits	52	547
Other	7	—
Foreign exchange loss (gain)	2,964	(402)
Loss from operations	9,561	5,193
Impairment expense	(26,468)	(19,676)
Investment loss from Smackover Lithium	(3,189)	(284)
Fair value gain on financial asset – FID	404	(437)
Fair value loss on Investment in Aqualung	(79)	—
Interest and other income	1,128	157
Interest expense	(7)	(12)
Net loss before income taxes	(37,772)	(25,445)
Deferred income tax benefit	2,027	763
Net loss	$(35,745)	$(24,682)

Revenue

As of December 31, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, British Columbia corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $2.9 million for the three months ended December 31, 2025, as compared to $2.7 million for the three months ended December 31, 2024. The $0.2 million, or 11%, increase is primarily driven by an increase in consulting and employee-related expenses associated with expanding our corporate team to support the advancement of SWA Lithium toward a potential FID as well as continued leasehold expansion and project development efforts for our East Texas Properties. While project expenditures are primarily incurred by SWA Lithium, corporate-level resources were expanded to provide managerial strategic, governance and development oversight.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicles, waste, disposal and recycling fees, and ongoing testing expenses. Demonstration Plant costs were $1.4 million for the three months ended December 31, 2025 and $0.8 million for the three months ended December 31, 2024. The $0.6 million, or 71%, increase was driven by higher personnel costs and indirect allocations associated with testing new processes, flowsheet refinement, continual operator training in support of a future potential commercial facility and related managerial oversight during the three months ended December 31, 2025.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $0.7 million and $0.4 million for the three months ended December 31, 2025 and three months ended December 31, 2024, respectively. The $0.3 million, or 86%, increase primarily reflects higher incentive compensation and increased directors’ fees associated with additional board members during the period.

Share-based compensation

Share-based compensation was $1.5 million for the three months ended December 31, 2025 as compared to $1.2 million for the three months ended December 31, 2024. The $0.3 million, or 25%, increase was primarily related to share-based compensation expense associated with awards granted in 2025.

Separation benefits

Separation benefits were $0.1 million and $0.5 million, respectively, for the three months ended December 31, 2025 and December 31, 2024. Such costs are attributable to severance and contractual termination payments to former executive officers, directors and employees.

Foreign exchange loss (gain)

For the three months ended December 31, 2025, we recorded foreign exchange loss of $3.0 million, compared to a foreign exchange gain of $0.4 million for the three months ended December 31, 2024. The change was primarily attributable to foreign exchange remeasurement impacts on U.S. dollar–denominated cash balances held by a Canadian-dollar functional entity, including approximately $122.2 million of net proceeds, post commission, from the Public Offering completed in October 2025. These foreign exchange gains and losses are non-cash in nature and reflect changes in exchange rates during the periods rather than our underlying operating performance.

Impairment expense

Impairment expense was $26.5 million for the three months ended December 31, 2025 as compared to $19.7 million for the three months ended December 31, 2024. As discussed in Project Overview, on January 12, 2026, we entered into a site services agreement that will allow us to maintain the operations of our Demonstration Plant, but we did not enter into a new memorandum of understanding or other agreement that would serve to advance the Lanxess 1A Project. We have refocused our capital allocation and management plans towards the development of our South West Arkansas Project and our Franklin Project, within the East Texas Properties, and are no longer pursuing the development of the Lanxess Property Project at this time. Therefore, we determined that as of December 31, 2025, there were indicators of impairment and estimated the recoverable amount for the Lanxess Property Project to be nil and have recognized a $26.5 million impairment expense as a result. On December 31, 2024, we determined there were impairment indicators associated with the California Properties and estimated the recoverable amount for the California Properties to be nil and recognized a $19.7 million impairment expense as a result.

Fair value gain on financial asset - FID

For the three months ended December 31, 2025, we recorded a fair value gain of $0.4 million on our financial asset associated with future payments contingent on reaching FID, compared to a fair value loss of $0.4 million for the three months ended December 31, 2024. The increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as a reduction in the risk weighting of an unsuccessful FID at the South West Arkansas Project. This reflects continued achievement of key de-risking milestones, including the recent completion of the South West Arkansas Project DFS.

Investment loss from Smackover Lithium

For the three months ended December 31, 2025 and 2024, we recorded investment losses from Smackover Lithium of $3.2 million and $0.3 million, respectively. The $2.9 million increase in investment loss in 2025 reflects our share of net losses

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

incurred by the equity-accounted investees during the period. The increase was primarily attributable to higher expenditures at SWA Lithium in connection with commercial and financing initiatives, including associated legal and advisory services, as well as increased corporate and administrative support costs as project development activities progressed. Texas Lithium also experienced higher costs during the period, primarily reflecting increased personnel, consulting, and operational support as activities advanced. These expenditures were expensed by the investee in accordance with their accounting policies and are reflected in our share of loss under the equity method of accounting.

Fair value loss on Investment in Aqualung

For the three months ended December 31, 2025, we recorded a fair value loss of $0.1 million resulting from foreign exchange translation effects. There was no such loss recorded during the three months ended December 31, 2024.

Interest and other income

Interest and other income increased to approximately $1.1 million for the three months ended December 31, 2025, compared to approximately $0.2 million for the three months ended December 31, 2024. The $0.9 million increase was driven primarily by higher average cash balance during the period, reflecting proceeds from financing activities, and the resultant interest earned on the higher cash balance.

Deferred income tax benefit (expense)

We had a deferred income tax benefit of $2.0 million for the three months ended December 31, 2025 and a deferred income tax expense of $0.8 million for the three months ended December 31, 2024. The deferred tax impact in both periods primarily reflects the tax effect of the Company’s net loss for the period, together with the deferred tax impact associated with impairment-related temporary differences recognized in each period.

Net loss

We had net loss of $35.7 million for the three months ended December 31, 2025 and net loss of $24.7 million for the three months ended December 31, 2024. Net loss for the three months ended December 31, 2025 increased by $11.0 million, or 45%, as compared to the three months ended December 31, 2024, primarily due to a $6.8 million increase in impairment expense and a $3.4 million increase in foreign exchange loss.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Comparison of the Year Ended December 31, 2025 and the Six Month Fiscal Period Ended December 31, 2024

The following table sets forth our results of operations for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024 (in thousands).

	Year ended December 31,	Six month fiscal period ended December 31,
	2025	2024
Expenses
General and administrative	$10,614	$5,472
Demonstration Plant operations	4,464	1,838
Management and directors’ fees	2,216	986
Share-based compensation	6,589	2,091
Separation benefits	152	1,295
Other	25	—
Foreign exchange loss (gain)	3,329	(316)
Loss from operations	27,389	11,366
Impairment expense	(26,468)	(19,676)
Investment loss from Smackover Lithium	(6,358)	(707)
Fair value gain on financial asset – FID	4,161	1,052
Fair value gain on Investment in Aqualung	2,742	—
Interest and other income	1,857	232
Interest expense	(33)	(27)
Net loss before income taxes	(51,488)	(30,492)
Deferred income tax benefit	3,090	981
Net loss	$(48,398)	$(29,511)

The variance among costs in the table above is primarily attributable to the full year ended December 31, 2025 as compared to the shorter six month fiscal period ended December 31, 2024. Additional factors are described in each respective heading below.

Revenue

As of December 31, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related professional and corporate costs.

General and administrative costs were $10.6 million and $5.5 million for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. The $5.1 million, or 94%, increase is primarily a result of the shorter fiscal period.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. For the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, Demonstration Plant costs were $4.5 million and $1.8 million, respectively. In addition to the prior shorter fiscal period, the $2.7 million, or 143%, increase was driven by higher personnel costs and indirect allocations associated with testing new processes, flowsheet refinement, continual operator training in support of a future potential commercial facility, and related managerial oversight during the year ended December 31, 2025.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $2.2 million and $1.0 million for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. The $1.2 million, or 125%, increase is primarily related to the prior shorter fiscal period.

Share-based compensation

Share-based compensation was $6.6 million and $2.1 million for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. In addition to the shorter fiscal period, the $4.5 million, or 215%, increase was related to compensation expense recognized for awards granted in 2024 and 2025, and is a reflection of our continued growth as well as a focus on tying compensation for our employees to shareholder value.

Separation benefits

Separation benefits were $0.2 million and $1.3 million for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. Such costs are attributable to severance and contractual termination payments to our former executive officers, directors and employees.

Foreign exchange loss (gain)

We recorded a foreign exchange loss of $3.3 million and foreign exchange gain of $0.3 million for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. The $3.6 million increase in loss was primarily attributable to foreign exchange remeasurement impacts on U.S. dollar–denominated cash balances held by a Canadian-dollar functional entity, including approximately $122.2 million of net proceeds, post commission, from the Public Offering completed in October 2025. These foreign exchange impacts are non-cash in nature and reflect changes in exchange rates during the periods rather than our underlying operating performance.

Impairment Expense

Impairment expense was $26.5 million for the year ended December 31, 2025 as compared to $19.7 million for the six month fiscal period ended December 31, 2024. As discussed in Project Overview, on January 12, 2026, we entered into a site services agreement that will allow us to maintain the operations of our Demonstration Plant, but we did not enter into a memorandum of understanding or other agreement that would serve to advance the Lanxess 1A Project. We have refocused our capital allocation and management plans towards the development of our South West Arkansas Project and our Franklin Project, within the East Texas Properties, and are currently no longer pursuing the development of the Lanxess Property Project. Therefore, we determined that as of December 31, 2025, there were indicators of impairment and estimated the recoverable amount for the Lanxess Property Project to be nil and have recognized a $26.5 million impairment expense as a result. On December 31, 2024, we determined there were impairment indicators associated with the California Properties and estimated the recoverable amount for the California Properties to be nil and recognized a $19.7 million impairment expense as a result.

Investment loss from Smackover Lithium

For the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, we recorded investment losses from our investment in Smackover Lithium of $6.4 million and $0.7 million, respectively. The $5.7 million increase in investment loss is primarily attributable to the inclusion of a full year of activity in 2025, compared to a partial period of six months in 2024. Additionally, the increase in investment loss reflects higher operational activity in Smackover Lithium in 2025, which drove increased administrative support and resources to manage expanded project and corporate functions as Smackover Lithium continues to advance and de-risk the projects. These expenditures were expensed by the investee in accordance with their accounting policies and are reflected in our share of loss under the equity method of accounting.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

Fair value gain on financial asset - FID

For the year ended December 31, 2025, we recorded a fair value gain of $4.2 million on our financial asset associated with future payments contingent on reaching FID, compared to a fair value gain of $1.1 million for the six month fiscal period ended December 31, 2024. The $3.1 million increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as a reduction in the risk weighting of an unsuccessful FID at the South West Arkansas Project. This reflects continued achievement of key de-risking milestones, including the recent completion of the DFS.

Fair value gain on Investment in Aqualung

For the year ended December 31, 2025, we recorded a fair value gain of $2.7 million primarily as a result of an equity financing transaction completed by Aqualung in which we did not participate. There was no such gain recorded during the six month fiscal period ended December 31, 2024.

Interest and other income

We earned $1.9 million and $0.2 million of interest and other income, net of fees from interest earned on cash balances held in savings accounts during the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024, respectively. The increase in interest and other income is primarily attributable to the higher average cash balances during the year ended December 31, 2025 as compared to the six month fiscal period ended December 31, 2024, resulting in increased interest earned on cash balances.

Deferred income tax benefit

We had deferred income tax benefits of $3.1 million for the year ended December 31, 2025 and $1.0 million for the six month fiscal period ended December 31, 2024. The deferred income tax benefits for the year ended December 31, 2025 and the six month fiscal period ended December 31, 2024 were primarily driven by the loss before income taxes for the periods.

Net loss

We had net loss of $48.4 million for the year ended December 31, 2025 and net loss of $29.5 million for the six month fiscal period ended December 31, 2024. Net loss for the year ended December 31, 2025 resulted primarily from impairment expense of $26.5 million during the period. Net loss for the six month fiscal period ended December 31, 2024 resulted primarily from impairment expense of $19.7 million during the period.

Comparison of the Six Month Fiscal Period Ended December 31, 2024 and the Year Ended June 30, 2024

The following table sets forth our results of operations for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024 (in thousands). The variance among costs in the table below is primarily attributable to the shorter six month fiscal period ended December 31, 2024 as compared to the full year ended June 30, 2024. Discussions of the six month fiscal period ended December 31, 2024 compared to the year ended June 30, 2024 that are not included below can

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

be found in Management's Discussion and Analysis Overall Performance and Results of Operations for the six month fiscal period ended December 31, 2024.

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Expenses
General and administrative	$5,472	$16,410
Demonstration Plant operations	1,838	7,324
Management and directors’ fees	986	2,489
Share-based compensation	2,091	7,937
Separation benefits	1,295	—
Foreign exchange gain	(316)	(639)
Loss from operations	11,366	33,521
Impairment expense	(19,676)	—
Gain on deconsolidation of subsidiaries	—	164,099
Investment loss from Smackover Lithium	(707)	(158)
Fair value gain on financial asset – FID	1,052	391
Interest and other income	232	922
Interest expense	(27)	(62)
Net (loss) income before income taxes	(30,492)	131,671
Deferred income tax benefit (expense)	981	(25,870)
Net (loss) income	$(29,511)	$105,801

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited consolidated financial information for the last eight quarters, derived from financial statements prepared in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of financial statements under IAS 34, Interim Financial Reporting (in thousands, except per share amounts).

Quarter Ended	Total Revenues	Net Income (Loss)	Earnings (Loss) Per Share - Basic	Earnings (Loss) Per Share - Diluted
March 31, 2024	$—	$(7,673)	$(0.04)	$(0.04)
June 30, 2024	$—	$128,279	$0.70	$0.69
September 30, 2024	$—	$(4,829)	$(0.03)	$(0.03)
December 31, 2024	$—	$(24,682)	$(0.13)	$(0.13)
March 31, 2025	$—	$(1,550)	$(0.01)	$(0.01)
June 30, 2025	$—	$(4,982)	$(0.03)	$(0.03)
September 30, 2025	$—	$(6,121)	$(0.03)	$(0.03)
December 31, 2025	$—	$(35,745)	$(0.15)	$(0.15)

Net income (loss) has fluctuated across recent quarters, primarily due to a combination of one-time and non-cash items, including gains from deconsolidation events, fair value adjustments and impairment charges.

In the second quarter of 2024, we reported net income largely driven by a gain on the deconsolidation of subsidiaries and a fair value gain on a financial asset recognized in connection with Equinor acquiring a 45% interest in the Smackover Lithium entities. These gains significantly offset ongoing operating expenses and contributed to a positive earnings result for the quarter.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

In contrast, the fourth quarter of 2024 saw a return to a net loss position, primarily attributable to an impairment expense related to our California Properties.

The net loss narrowed again in the first quarter of 2025, supported by a fair value gain recognized on a financial asset following an equity transaction completed by Aqualung in which we did not participate. This gain partially offset development-stage operating costs and helped mitigate the overall loss for the period.

The net loss further increased during the second and third quarters of 2025. During the third quarter of 2025, general and administrative expenses increased as we accelerated activities on our projects, including the completion of the DFS for the South West Arkansas Project and publishing the maiden inferred mineral resource estimate for the Franklin Project. Additionally, there was a reduction of fair value gain recognized on financial assets associated with the probability of achievement of FID at our South West Arkansas Project given minimal changes in the probability assessment during the quarter.

The net loss further increased during the fourth quarter of 2025, largely attributable to an impairment expense related to our Lanxess Property Project. The non-cash charge reflected a reassessment of the carrying value in light of strategic and capital allocation considerations.

Overall, fluctuations in net income (loss) over these quarters primarily reflect the timing and impact of strategic transactions, fair value accounting adjustments, and asset impairments, rather than changes in core operating performance.

LIQUIDITY AND CAPITAL RESOURCES

We do not have a mineral property in production and consequently do not receive revenue from the sale of lithium-based products. We currently have no operations that generate cash flow. We have financed our operations primarily through the issuance of common shares. Our continued operations are dependent on our ability to complete sufficient equity, debt or other financings to generate cash flow.

We had working capital (current assets less current liabilities) of $147.6 million, $27.5 million and $28.9 million, respectively as of December 31, 2025, December 31, 2024 and June 30, 2024. Cash at December 31, 2025, December 31, 2024 and June 30, 2024 totaled $152.3 million, $31.2 million and $38.7 million, respectively.

Cash Flows

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Net cash used in operating activities	$(12,646)	(11,994)	(18,080)
Net cash used in investing activities	(29,763)	(2,401)	(2,748)
Net cash provided by financing activities	163,576	6,602	14,702
Effect of exchange rates on cash	(30)	303	(182)
Net change in cash	121,137	(7,490)	(6,308)
Cash, beginning of period	31,177	38,667	44,975
Cash, end of period	$152,314	$31,177	$38,667

During the year ended December 31, 2025, we had a net cash inflow of $121.1 million due primarily from approximately $161.0 million of net proceeds received from the Public Offering and ATM program. This is primarily offset by $29.1 million of capital contributions made to further the development of Smackover Lithium as well as payments made for Demonstration Plant testing and operations and back office support functions.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

During the six month fiscal period ended December 31, 2024, we had a net cash outflow of $7.5 million due primarily from payments made for legal and advisory fees related to the entrance into our Smackover Lithium partnerships with Equinor, engineering and design work to support our use of Li-ProTM Lithium Selective Sorption DLE technology and the related licensing agreement, Demonstration Plant testing and operations, as well as back office support functions.

During the year ended June 30, 2024, we had a net cash outflow of $6.3 million due primarily from payments made for exploration and evaluation of our South West Arkansas Project and East Texas Properties prior to the formation of Smackover Lithium; legal, consulting and advisory fees; Demonstration Plant testing and operations, as well as back office support functions. Such expenditures were offset by $30.0 million of proceeds received from Equinor and $15.8 million of proceeds received from our ATM program.

As of December 31, 2025, we had working capital (current assets less current liabilities) of $147.6 million compared to working capital of $27.5 million as of December 31, 2024. Cash on hand at December 31, 2025 totaled $152.3 million compared to $31.2 million at December 31, 2024. Working capital increased in the current period compared to December 31, 2024 primarily as a function of the previous net cash inflow explanation.

Please refer to Share Issuances and Equity Issuances for additional discussion regarding proceeds received related to equity offerings.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments as of December 31, 2025 that are expected to require future cash payments.

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office Leases	$257	$181	$76	$—	$—
Other obligations	1,143	109	925	109	—
Total	$1,400	$290	$1,001	$109	$—

Management expects that we will have sufficient access to capital to reach FID for Phase 1 of our South West Arkansas Project and for currently budgeted operations through December 31, 2026 via cash held on our balance sheet and alternative forms of financing. However, we expect that additional sources of capital may be required to advance Phase 1 of the South West Arkansas Project into construction and to continue expanding our leasehold position and de-risking of the East Texas Properties. These activities may be funded through equity or debt financings, non-core asset sales, non-dilutive funding sources, or other financing alternatives in order to achieve our development objectives. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to us when required.

Other than our normal business activities, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. We do not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against us, Robert Mintak and Kara Norman in the U.S. District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired our publicly traded securities between May 19, 2020, and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually named defendants. On April 27, 2022, the court granted Curtis T. Arata's ("Lead Plaintiff") motion for appointment as lead plaintiff in the Action. Lead Plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding our LiSTR DLE technology and "final product lithium recovery percentage" at our DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal, which is expected to be fully briefed by May 13, 2026. As of December 31, 2025, we have not recorded any provision associated with this matter, as there is no probable outflow that can be reasonably determined at this time.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are our directors and officers, who are responsible for planning, directing and controlling our activities.

Compensation to key management is comprised of the following (in thousands):

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Management and director fees(1)	$2,216	$986	$2,489
Separation benefits(2)	—	745	—
Share-based compensation	4,519	1,642	5,650
	$6,735	$3,373	$8,139

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on our consolidated statements of comprehensive (loss) income.

(2) Separation benefits during the six month fiscal period ended December 31, 2024 included severance payments to former executive officers and a former member of the Board.

The balances of related party receivables and payables as of the periods indicated are as follows (in thousands). Related party receivables are included in Other current assets and receivables and related party payables are included in Accounts payable and accrued liabilities on our consolidated statements of financial position.

	December 31, 2025	December 31, 2024	June 30, 2024
Receivables
Smackover Lithium(1)	$3,226	$1,274	$848
Total	$3,226	$1,274	$848

Accounts payable and accrued liabilities
Smackover Lithium(2)	$4,700	$4,000	$4,000
Management and directors(3)	2,160	397	823
Total	$6,860	$4,397	$4,823

(1) Amounts due from Smackover Lithium represent receivables for reimbursement of costs paid by us on behalf of these entities.

(2) Accounts payable – related parties due to Smackover Lithium as of December 31, 2025, December 31, 2024 and June 30, 2024 represents $4.0 million cash received from Smackover Lithium and is held by us in a separate account and designated for working capital needs and is currently due. In addition, a $0.7 million payable, related to a cash collateralized letter of credit that is held by the us on behalf of Smackover Lithium, was outstanding as of December 31, 2025. There was no letter of credit payable to Smackover Lithium as of December 31, 2024 or June 30, 2024.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

(3) Amounts due to management and directors include accrued management and director compensation and amounts due to directors. As of December 31, 2025, the balance of $2.2 million primarily reflects accrued incentive compensation for the full year, amounts payable to a director relating to funds received during the period, and expense reimbursements payable to management. As of December 31, 2024, the balance of $0.4 million primarily reflected accrued management and director compensation for a partial year together with expense reimbursements payable to management and directors. As of June 30, 2024, the balance primarily reflected accrued management and director compensation for the full year together with expense reimbursements payable to directors.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there are 243,020,347 common shares issued and outstanding, 10,993,698 Options, 1,937,963 DSUs and 2,139,559 RSUs outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Please refer to Note 2 of our consolidated financial statements for the year ended December 31, 2025 for more information.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are recognized when we become a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Our financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of our financial instruments are classified into financial assets and liabilities measured at amortized cost, other than our investment in Aqualung and the Financial Asset - FID, which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about our financial instruments please refer to Note 12 of the consolidated financial statements for the year ended December 31, 2025.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Year Ended December 31, 2025

circumstances. Based on that evaluation, our CEO and CFO have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of our internal controls over financial reporting at December 31, 2025 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control—Integrated Framework (2013). Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2025.

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking information. These risks include widespread risks associated with any form of business and specific risks associated with our business and its involvement in the lithium exploration and development industry. Readers are advised to review and consider risk factors disclosed in the AIF for the year ended December 31, 2025 available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.